Notice of Exempt Solicitation

NAME OF REGISTRANT: Darden Restaurants

NAME OF PERSON RELYING ON EXEMPTION: Dominican Sisters, Grand Rapids

ADDRESS OF PERSON RELYING ON EXEMPTION: 111 Lakeside Dr. NE Grand Rapids Michigan, 49503

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Summary:

With more than 2,000 restaurants, Darden Restaurants (“Darden” or “the Company”) is the world’s largest full service restaurant company that sources commodities which have high carbon footprints as well as high deforestation risk, making it uniquely exposed to climate risk and potentially impacting its ability to operate. Darden states it has “taken action to address greenhouse gases (GHGs) from our operations and supply chain, and continues to develop strategic and tactical solutions to address climate issues1,” however, the company fails to disclose a climate risk strategy that meets investors expectations.

Darden is lagging behind peers and competitors in setting approved science-based targets for scopes 1, 2, and 3 emissions and is not making progress towards decarbonization. Failure to adopt policies and implement tactics that mitigate climate and deforestation risk may subject Darden to significant systemic and company-specific risks, including restricted market share, supply chain disruption, and reputational loss.

Accordingly, The Dominican Sisters, Grand Rapids urge shareholders to vote FOR proposal #8

The Proposal:

Resolved: Shareholders request that Darden issue a report, by March 31, 2025, at reasonable cost and omitting proprietary information, disclosing if and how the Company intends to reduce its operational and supply chain GHG emissions in alignment with the Paris Agreement's 1.5 degree goal.

Supporting Statement:

Proponents suggest, at Board and Company discretion, that the report include:

●     Paris-aligned near- and long-term emissions reduction targets for the Company’s full GHG footprint, taking into consideration approaches used by advisory groups like the Science Based Targets Initiative;

●     A transition plan detailing how the Company intends to achieve such targets, including strategies for mitigating physical and transition climate risks, taking into consideration criteria used by advisory groups such as the Task Force on Climate-related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition; and

●     A no-deforestation and no-conversion commitment for all forest risk commodities in the company’s supply chain

Rationale for a FOR vote:

●	Climate Risk: Climate change poses direct physical, operational, and supply chain risks to Darden.
●	Competitive Risk: Darden lags behind peers in adopting greenhouse gas emissions reduction targets covering its supply chain as well as no deforestation policies that would help mitigate the Company’s exposure to climate-related risks.
●	Insufficient Disclosure: Darden’s current reporting and disclosures are insufficient to inform both consumers and investors of company risks and risk mitigation efforts.

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1 https://www.darden.com/our-impact/communities/sustainability/climate-risks

Climate Risk:

At the 2023 United Nations Climate Change Conference (COP28), over 130 countries, including the United States, signed the COP28 UAE Declaration on Sustainable Agriculture, Resilient Food Systems, and Climate Action, formally committing to integrate agriculture and food systems into Nationally Determined Contributions (NDCs) for emission reductions in pursuit of the goals of Paris, as well as to “revisit or orient policies and public support related to agriculture and food systems to…reduce greenhouse gas emissions” by COP30 in 2025.10

Scope 3 emissions, or emissions from a company’s supply chain, including those from deforestation and other land use change, comprise an estimated 87% of food companies' climate emissions, according to CDP2, and adopting no-deforestation policies for forest-risk commodities is a common and effective way to reduce them.3

Of Darden’s reported emissions, Scope 3 emissions make up 82%.4 80% of those emissions are directly tied to purchased food, beverages, and packaging.5 Darden sources high risk commodities including: beef, palm oil, soy, coffee, cocoa and wood fiber. The World Economic Forum explains that the climate crisis is expected to cause increasing food costs due to physical impacts in food production, such as extreme weather.6 Darden operates over 2,000 restaurants nationally and acknowledges “Legislative, regulatory or other efforts to combat climate change or other environmental concerns could result in future increases in the cost of raw materials, taxes, compliance, risk management, transportation and utilities, which could decrease our operating profits and necessitate future investments in facilities and equipment.7” Darden has already cut its sales forecast due to consumer behavior around inflation and is also open to further inflation risk due to climate.8 However, the Company has not set commitments or goals to reduce these risks.

Competitive Risk:

Darden lacks supply chain greenhouse gas emission reduction targets and is consequently ceding competitive advantage to its peers, which have set and made progress toward scopes 1, 2 and 3 emissions reduction targets and related cross-commodity no-deforestation goals.

Darden believes that “Committing to the requested targets would not benefit shareholders and may put us at a competitive disadvantage9” and that “Establishing near – and long-term GHG reduction targets without the fundamental data required to evaluate and understand the impacts to our business would be irresponsible10.”

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2 https://www.wri.org/update/trends-show-companies-are-ready-scope-3-reporting-us-climate-disclosure-rule

3 https://engagethechain.org/investor-guide-deforestation-and-climate-change

4 https://www.darden.com/our-impact/communities/sustainability/climate-risks

5 https://www.darden.com/our-impact/communities/sustainability/climate-risks

6 https://www.weforum.org/agenda/2024/02/climate-change-food-prices-drought/

7 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000940944/9e7f3157-4e7f-4acd-8449-d4f5ce165ff4.pdf

8 https://www.reuters.com/business/retail-consumer/darden-restaurants-cuts-annual-sales-forecast-slowing-demand-2024-03-21/

9 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000940944/5baf18cc-49f2-4daa-9741-2273e6b7bfc7.pdf

10 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000940944/5baf18cc-49f2-4daa-9741-2273e6b7bfc7.pdf

So far, over 5,100 global companies have voluntarily set GHG emissions reduction targets validated by the Science Based Targets initiative (SBTi). Several companies have said that adopting emissions reduction targets that are aligned with a third-party, science-based framework, has helped them showcase leadership, establish accountability, and maintain transparency with shareholders. For example, Darden competitor, The Cheesecake Factory, shared in their 2023 CSR report, “Our commitment to work with third-party organizations like the Science Based Targets initiative (SBTI) helps ensure accountability that our businesses can balance strong growth while pursuing reductions to environmental impacts.11”

Ceres’s new report, Blueprint for Implementing a Leading Climate Transition Action Plan, advises companies that “without a holistic target to build a strategy around, one that is science-based and covers the companies full value chain, it is difficult to assess whether the company’s actions are ambitious enough to mitigate its climate-related risks and position its business for success in the transition to a 1.5 ºC economy.”12

Darden’s competitors are taking responsibility for emissions throughout their full value chains and working to align their total carbon footprints with the Paris Climate Agreement’s goal to limit global temperature increases to below 1.5°C. These companies are measuring their full value chain emissions and pursuing science-based goals to manage them.

●	Chipotle[13] has set a goal of 50% reduction in Scope 1, 2, and 3 greenhouse gas emissions by 2030 which is approved by the SBTi. They are working towards 100% renewable energy at restaurant locations. They have mapped out their scope 3 emissions and are working to reduce these emissions through supplier engagement, beef and dairy projects, among other actions.
●	Yum! Brands[14] has a SBTi approved emissions reduction goal of 46% reduction of scope 1 and 2 emissions, 36% reduction of scope 3 emissions per franchise, and a 46% reduction of scope 3 emissions per ton of beef, poultry, dairy, packaging by 2030. They have published a climate transition action plan outlining how they are achieving this reduction throughout their restaurants and supply chain.
●	Restaurant Brands International[15] (RBI) has a long term net zero by 2050 goal as well as a SBTi approved 50% reduction in scope 1 and 2 emissions and 50% reduction per metric ton of food and per franchise of scope 3 emissions. RBI has a full footprint of their GHG emissions and has broken down their purchased goods and services emissions by commodity.
●	Domino’s Pizza[16] has submitted their emission reduction goals to the SBTi, pending validation. They have a net zero by 2050 goal. The goals that are being developed are a 50% reduction in scope 1 and 2 emissions, a 30% reduction in scope 3 emissions, as well as a reduction in Forest, Land, and Agriculture (FLAG) emissions as guided by SBTi.
●	The Cheesecake Factory has a net zero by 2050 goal. They have submitted 2030 targets to SBTi including a commitment for reduction of FLAG emissions by 30%, a commitment to have 20% of suppliers have SBTs, and commitment to a no deforestation across its primary deforestation-linked commodities by the end of 2025. [17]

In addition, many of Darden’s peers, who have already set science-based targets, have described the technologies they are investing in to reduce emissions stemming from agricultural production and land use change. Additional established and emerging technologies can be found in Ceres’ report: Cultivating Innovation: Practical Solutions for Companies to Reduce Agricultural Emissions.18

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11 https://thecheesecakefactory-nomnom-drupal-prod.s3.amazonaws.com/s3fs-public/2024-05/2023-csr-report-the-cheesecake-factory.pdf

12 https://www.ceres.org/resources/reports/blueprint-for-implementing-a-leading-climate-transition-action-plan

13 https://www.chipotle.com/content/dam/chipotle/pages/sustainability/us/2024/2023%20Annual%20Sustainability%20Report%20Update%20w%20Appx.pdf

14 https://www.yum.com/wps/wcm/connect/yumbrands/7792058c-7cd6-4819-b0d0-eee4ffbf1aeb/YSR-30018+R4G+2023+Report_102523.pdf?MOD=AJPERES&CVID=oPUWNC5

15 https://www.rbi.com/English/sustainability/planet/climate-action/default.aspx

16 https://biz.dominos.com/assets/files/2022-stewardship-report.pdf?ref=media.dominos.com

17 https://thecheesecakefactory-nomnom-drupal-prod.s3.amazonaws.com/s3fs-public/2024-05/2023-csr-report-the-cheesecake-factory.pdf

18 https://www.ceres.org/resources/reports/cultivating-innovation-practical-solutions-companies-reduce-agricultural

Darden also lacks a deforestation policy for forest risk commodities. While Darden discloses that “80% of Darden’s spend on these commodities had low to no risk based on geography and/or environmental certification,” they do not disclose which environmental certifications this is based on. In addition, the Company discloses that 97% of Darden's beef supply was raised in North America in areas without deforestation risk. 19 The company does not disclose whether this includes 97% of its total beef supply or if these numbers just reflect its directly sourced beef.

According to the Intergovernmental Panel on Climate Change, agriculture, forestry, and other land use change is responsible for 23 percent of total net anthropogenic greenhouse gas (GHG) emissions. While the company states they are working with their supply chain partners to increase traceability of key forest risk commodities20, they do not disclose how they are working with suppliers or how they plan on mitigating risk to deforestation within its supply chain. Darden also discloses that it engages with its beef supply chain within Brazil and those suppliers provided documentation indicating their beef is not sourced from regions with deforestation risk. However, it is unclear what information its suppliers are providing to verify that their beef is deforestation- and conversion-free.21

Insufficient Reporting:

We commend the company for disclosing emissions data for scope 1, 2, and 3 emissions using SASB standards and we commend the company for completing a risk review using the TCFD framework. We agree that a stand alone report is beneficial to investors. However, the company’s lack of targets makes it difficult for investors to see what progress the company is making to curb its emissions and whether these decarbonization measures are ambitious enough to reduce Darden’s climate risk. Ceres reports, “Leading companies recognize that the risks and opportunities identified through TCFD-aligned scenario analysis need to be acted on, and that doing so helps future proof their business and provides competitive advantage in the marketplace.22” Darden reports that key climate related risks that pose the most financial risk are: “Potential impacts to our operations from extreme weather events, Potential impacts to our supply chain from extreme weather events, Potential increased operating costs due to energy policy, and Potential increased climate-related disclosure requirements due to new regulations and/or stakeholder demands23.” However, the Company has not set emission reduction targets needed to act on these risks.

In its latest proxy statement, Darden Restaurants states that “[s]ome commodity sectors with significant GHG emissions that make up our Scope 3 emissions do not have definitively established baseline emissions data or technological pathways to reduce emissions.” This is factually incorrect. SBTi’s Forest, Land, and Agriculture (FLAG) guidance has laid out 11 commodity pathways: beef, chicken, dairy, leather, maize, palm oil, pork, rice, soy, timber and wood fiber, wheat. The Company sources commodities including beef, palm oil, soy, coffee, cocoa and wood fiber. Moreover, by committing to set targets aligned with the SBTi, Darden would only need to set a sector target, as opposed to a target for each one of their primary commodities.24

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19 https://www.darden.com/sites/default/files/2024-08/DRI%20-%202024%20Impact%20Report.pdf

20 https://www.darden.com/our-impact/communities/sustainability/climate-risks

21 https://www.darden.com/sites/default/files/2024-08/DRI%20-%202024%20Impact%20Report.pdf

22 https://www.ceres.org/resources/reports/blueprint-for-implementing-a-leading-climate-transition-action-plan

23 https://www.darden.com/sites/default/files/2024-08/DRI%20-%202024%20Impact%20Report.pdf

24 https://sciencebasedtargets.org/sectors/forest-land-and-agriculture

Further, the Company states in its opposition statement “We do not believe this proposal enhances our already successful strategies for evaluating and addressing our climate risks and would require Darden to divert our resources and attention away from our existing processes.” With this proposal investors are asking the company to report on its strategies to reduce emissions, not to divert the company away from its existing processes. Investor expectations on climate risk have shifted greatly in recent years, especially around climate-related disclosures, with more investors expecting portfolio companies to provide comprehensive disclosure on climate and other material risks. A record number of financial institutions with US$142 trillion in assets under management urged high-impact global corporations to disclose environmental data through CDP.25 Since the 2023 AGM, where nearly a quarter of shareholders supported a resolution asking the company to issue near- and long-term science based GHG reduction targets aligned with the Paris Agreement, the company has not made significant progress on climate disclosure nor deforestation disclosure.26

Conclusion

As investors in Darden, we are not asking for a report simply for the sake of disclosure. We believe that the requested disclosures would be in the best interest of the Company’s risk management process around systemic and reputational risks. Issuing the requested report would allow Darden to not only meet the expectations of investors, but also to join the leaders in the food sector increasingly providing disclosure and planning of how they are addressing the climate crisis.

We urge you to vote FOR proposal #8 on Darden Restaurants’ proxy card.

If you have any questions or need additional information, contact Natalie Wasek, Seventh Generation Interfaith Inc., at Natalie@sgicri.org.

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25 https://www.cdp.net/en/articles/media/financial-institutions-with-a-record-142-trillion-in-assets-demand-climate-and-nature-data-as-cdp-unveils-new-disclosure-platform

26 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000940944/1d6e14e6-fdc3-45ae-9a6b-ce0c88978c35.pdf